Mail Stop 3561

February 23, 2007

Via Fax & U.S. Mail

Mr. David J. Murphy
Executive Vice President and Chief Financial Officer
Two Broadway
Hamden, Connecticut 06518

>Re: **Host America Corporation**
>   **Form 10-K for the year ended June 30, 2006**
>   **Filed November 21, 2006**
>   **File No. 000-16196**

Dear Mr. Murphy:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended June 30, 2006

Item 6. Selected Financial Data, page 32

1. Please revise future filings to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. Such items may include, but not be limited to, business acquisitions or dispositions, accounting changes or other significant or unusual items which may be helpful to an investor's understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.

Management's Discussion & Analysis, page 33

– Results of Operations, page 33

2. Please expand your discussion of revenue and cost of revenues in future filings to quantify and discuss the significant factors that have caused a variance in the amounts from the comparable prior periods. For example, you state that an increase in unitized meals was largely attributable to additional revenues generated from the incremental 3% cost of living adjustment established in the prior quarters coupled with the full year inclusion of the accounts from the FoodBrokers acquisition, partially offset by the non-renewal of the senior feeding facility in Massachusetts, but you do not quantify these changes or provide the actual amounts necessary to put these changes in proper context.

- Liquidity and Capital Resources, page 39

3. In future filings, please provide a more detailed explanation for the change in working capital. This discussion should not merely restate information that is obvious from reviewing the financial statements. For example, over the last several years accounts receivable has significantly increased and is turning over at a slower rate; however, you do not provide a discussion of the contributing factors. Refer to Item 303 of Regulation S-K and the SEC Interpretive Release No. 33-8350 dated December 19, 2003 for further guidance. Also, please explain to us the reasons your accounts receivables has increased significantly since 2004 and your accounts receivable turnover has decreased.

– Critical Accounting Policies, page 42

4. Please consider revising future filings to include revenue recognition as a critical accounting policy. Your discussion should include any estimates made in accounting for revenue, such as in the percentage of completion method of accounting used in the energy management segment, or for adjustments to

revenue such as for discounts or returns, and should address the following areas:
- Types of assumptions underlying the most significant and subjective estimates;
- Sensitivity of those estimates to deviations of actual results from management's assumptions; and
- Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33-8350 (i.e. FR-72).

Consolidated Financial Statements

Consolidated Statements of Operations, page F-3

5. We note your presentation of "net revenues" on the face of the statement of operations. Please tell us, and disclose in your notes to the financial statements in future filings, the nature of any amounts that are recorded as a reduction to revenue and are included in this net amount (i.e., discounts, return estimate, etc.). As part of your response and your revised disclosure, you should also explain how you recognize discounts or other allowances in your financial statements.

6. We note from your consolidated statement of operations that the Company recognized fair value gains and losses on warrants during the various periods presented. We also note from the disclosure provided in Note 7 that the warrants issued pursuant to the Laurus transaction were classified as a liability on the consolidated balance sheet up to January 2006 when the Company entered into the Release and Cancellation agreement with Laurus. We also note that the fair value of the warrant liability was estimated at each reporting date using the Black Scholes model. Please tell us and explain in further detail in the notes to the Company's financial statements and in MD&A how the Company calculated or determined the fair value gains and losses on warrants during each period presented. As part of your response and your revised disclosure, explain the facts or circumstances that resulted in a warrant gain during fiscal 2005 and warrant losses during fiscal 2006 and 2004. Similar disclosures should also be provided with respect to the gains and losses recognized in connection with the warrants issued in connection with the Shelter Island Term Loan during fiscal 2007.

Consolidated Statements of Changes in Stockholders' Equity Deficiency, pages F-4, F-5

7. We note from the disclosure in the consolidated statements of changes in stockholders' equity that the Company recognized beneficial conversion features in connection with Laurus Fund financing and other private placements during the various periods presented in the Company's financial statements. However, based

on the disclosures currently provided in your financial statements, we are somewhat unclear as to how the beneficial conversion features recognized were calculated or determined. Please tell us and revise the notes to your financial statements to explain in further detail how you calculated the beneficial conversion features associated with the Laurus Fund financing and other private placement transactions. Your response and your revised disclosure, should clearly indicate the market prices of your common shares on the dates you committed to or modified the financing arrangements. We may have further comment upon review of your response

Notes to the Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

- Revenue Recognition, page F-10

8. We note the disclosure that your energy management division recognizes revenue from contract installations on a percentage of completion basis. Please provide us more detail on the type of work that is included in contract installations and tell us, and disclose in future filings, whether you are accounting for these installations under the guidance in SOP 81-1. If so, please tell us, and disclose in the notes to the financial statements in future filings, the method or methods of measuring extent of progress toward completion (i.e., cost-to-cost method, units-of-delivery method, etc.). See paragraph 45 of SOP 81-1. If you are not following the guidance of SOP 81-1, please tell us the authoritative literature you are relying on in your accounting for the contract installations.

- Stock Based Compensation Plans, page F-13

9. We note that you adopted SFAS No.123R during fiscal 2006 but do not believe that the notes to your financial statements include all of the disclosures required by SFAS No.123R. Please revise the notes to your financial statements to include all of the disclosures outlined in paragraphs 64 and A240 of SFAS No.123R, as applicable, in any future filings.

Note 3. Acquisitions, page F-17
– FoodBrokers, page F-18

10. We note your disclosure that on October 29, 2004 you acquired certain assets of FoodBrokers' food service business in consideration for cash of $295,000, the issuance of a $655,000 promissory note and the issuance of $250,000 shares of

Host common stock. Please tell us and explain in the notes to your financial statements why the issuance of this common stock did not occur until the year ended June 30, 2006. Also, please tell us how you valued the shares of common stock issued in this transaction. If the value differed from the fair market value of the common stock at the date of issuance, please explain why.

Note 13. Stockholders' Equity, page F-32

– Common Stock, page F-34

11. We note your disclosure that in fiscal 2005 you issued 34,325 shares of common stock at a mutually agreed upon one-time conversion price of $3.40 per share in payment of principal and interest on the Laurus Note A aggregating $116,705. Please explain to us the nature of the one-time conversion price agreement including how the conversion price of $3.40 was determined and the date at which the price and amount were determined. Also, tell us whether you have applied the guidance in SFAS 84 in accounting for this transaction.

12. We note from the statement of changes in stockholders' equity that you had several transactions during the years ended June 30, 2006, 2005 and 2004 in which shares of common stock or options have been issued to various parties in exchange for payment of services, settlement of debt and litigation, and in consideration of an asset purchase. Please tell us and explain in the notes to your financial statements how you valued the shares issued and/or the related consideration received in each of these transactions. If the transactions were recorded based on the fair value of the shares issued, please explain how "fair value" was determined.

13. We note that on January 19, 2005, June 17, 2005, and June 23, 2005, you sold units consisting of shares of common stock and unsecured subordinated debt to two of your current directors. Please tell us, and disclose in the notes to your financial statements, how you determined the value assigned to the shares of stock and subordinated debt issued to these directors. Also, as part of your response, please tell us the fair market value or trading price of your common shares at the date these transactions occurred and indicate whether the notes issued included a beneficial conversion feature. We may have further comment upon receipt of your response.

– Warrants, page F-37

14. We note your disclosure that three of the H.C. Wainwright & Co principals exercised 182,701 warrants in a cashless exercise that resulted in the net issuance of 76,597 common shares at an exercise price of $5.43 per share. Please tell us in further detail how the exercise of 182,701 warrants with an exercise price of $5.43, on a "cashless" basis resulted in the issuance of 76,597 common shares.

15. We note your disclosure that in fiscal 2004 you issued 600,000 warrants in connection with a private placement of subordinated debt and 57,750 warrants to the Selling Agent in connection with this private placement of subordinated debt. Please tell us, and disclose in the notes to the financial statements, the amount of fair value that was allocated to the total 657,750 warrants issued and tell us how you determined or calculated the fair value of these warrants including the method and significant assumptions used.

16. Given the large number of warrants that were issued by the Company during the various periods presented in the financial statements, please revise the notes to your financial statements to include a rollforward analysis of the activity involving your stock warrants during the various periods presented. This analysis should be presented in a level of detail consistent with that provided for your outstanding stock options in Note 13 and should show the activity involving warrants granted, exercised and forfeited and expired during the various periods presented in your financial statements. In addition, the notes to your financial statements should be expanded to disclose the methods and assumptions used to value all warrants issued during the various periods presented, the valuation assigned to each issuance of warrants and the accounting treatment used.

Note 14. Income Taxes, page F-39

17. We note that the reconciliation of expected tax expense based on the federal statutory rate with the actual expense for the year ended June 30, 2006 includes 13.6% for "other permanent differences". Please explain to us and disclose in your financial statements the nature of these permanent differences.

Note 15. Commitments and Contingencies, page F-40

– Purchase Commitment, page F-41

18. We note that as incentive for timely completion, on September 19, 2006, you granted 175,000 stock options to Pyramid. In light of the fact that this transaction does not appear to be disclosed in your Form 10-Q for the quarter ended September 30, 2006, please tell us, and disclose in future filings, the significant terms of the options granted, and how you accounted for this transaction, including how you valued the stock options issued.

- Franchise Agreement, page F-42

19. We note your disclosure that on June 25, 2005 you entered into a license agreement with TEGG Corporation and you will pay an initial license fee of $84,000 and a six year royalty fee commencing on contract signing. In light of your disclosure that you did not record any income from this agreement or any license fee or royalty expense in fiscal 2006, please tell us whether the contract with TEGG has been signed and finalized. If the contract has not been signed, please tell us, and disclose in future filings, when you expect the contract to be finalized and when you expect to start recording the license fee and royalty expense.

- Legal Matters, page F-42

20. We note from your disclosures that you have several outstanding legal matters that stem from your July 12, 2005 press release regarding a commercial relationship with Wal-Mart. Please tell us, and disclose in future filings, the amount of the accrued loss contingency related to each of these legal matters. If you have not established an accrual for any potential losses that could result from these legal matters, please explain why. Also, please tell us, and disclose in future filings, an estimate of the possible loss or range of loss that may be incurred in connection with these matters, or provide a statement that such an estimate cannot be made for each of these legal matters. See paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5:Y, Question 2.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief